Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Parkvale Financial Corporation

(SEC Registration Statement No. 333-177050)

F.N.B. Corporation Earnings Call Transcript

The following is a transcript of the F.N.B. Corporation Third Quarter 2011 Earnings Conference Call held on October 20, 2011, a replay of which was made available on F.N.B. Corporation’s website:

Cautionary Statements Regarding Forward-Looking Information

Certain of the matters discussed in this communication contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation. Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce net interest margins; (3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S. Government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6) technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7) changes in the securities markets; (8) risk factors mentioned in the reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission (SEC) which are available on our shareholder and investor relations website at www.fnbcorporation.com and on the SEC website at www.sec.gov; (9) housing prices; (10) job market; (11) consumer confidence and spending habits and (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities. All information provided in this release and in the attachments is based on information only as of the date provided and presently available and F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this communication.

Additional Information About the Merger and Where to Find It

F.N.B. Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which includes the proxy statement of Parkvale Financial Corporation, the prospectus of F.N.B. Corporation and other documents relating to the merger.

SHAREHOLDERS OF PARKVALE FINANCIAL CORPORATION ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials, and any other documents F.N.B. Corporation has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents Parkvale Financial Corporation has filed with the SEC by contacting Gilbert A. Riazzi, Chief Financial Officer, 4220 William Penn Highway, Monroeville, PA 15146, telephone: (412) 373-4804.

Participants in the Merger Solicitation

F.N.B. Corporation, Parkvale Financial Corporation and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Parkvale Financial Corporation in connection with the proposed merger. Information concerning such participants’ ownership of Parkvale Financial Corporation common stock is set forth in the proxy statement/prospectus filed with the SEC.

Transcript – Third Quarter 2011 Earnings Call

October 20, 2011

Cindy Christopher, Investor Relations

Thank you and good morning everyone, welcome to our third quarter of 2011 earnings call.

This conference call of F.N.B. Corporation and the reports it files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation. These forward-looking statements involve certain risks and uncertainties.

There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. For more information about risks and uncertainties which may affect us, please refer to the forward-looking statement disclosure contained in our third quarter of 2011 earnings release, and in our reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission and available on our corporate website. F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this call.

As a reminder, a replay of this call will be available until midnight on Thursday, October 27, 2011 by dialing (877) 870-5176 or (858) 384-5517; the confirmation number is 4796847.

In addition, a transcript of this call and the Webcast link will be posted, to the “Shareholder and Investor Relations” section of F.N.B. Corporation’s Web site, at www.fnbcorporation.com.

It is now my pleasure to turn the call over to Mr. Steve Gurgovits, CEO of F.N.B. Corporation. Steve?

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

Steve Gurgovits, Chief Executive Officer

Thank you, Cindy.

Good morning, everyone. It is a pleasure to welcome you to our third quarter earnings call. Joining me today on the call are Vince Calabrese, our C.F.O. and Gary Guerrieri, our Chief Credit Officer.

Also with me today for the Q&A session are Brian Lilly our Vice Chairman and Chief Operating Officer and Vince Delie, President of F.N.B. Corporation and Bank C.E.O.

Taking a look at our third quarter, we are very pleased to deliver another quarter of solid results. Third quarter earnings of $0.19 per diluted share exceeds consensus and continues an upward trend of solid profitability due to the positive performance of our key business drivers. Top line revenue growth was achieved for the eighth consecutive quarter through continued successful loan growth and a stable net interest margin. To briefly comment on the net interest margin, maintaining a stable margin is a key operating strategy for us. Our margin results during the challenging environment over the last few years reflect a diligent alignment of strategies in the field with a very active ALCO process. Vince will discuss our margin results, strategy and near-term outlook in further detail during his remarks.

For the past several quarters I have discussed the importance of maintaining our strong momentum. Our commercial bankers have been successful not only maintaining but building on momentum, again in a very challenging environment. This is evident in the results, with linked quarter average loan growth of nearly 9% annualized for the Pennsylvania commercial portfolio –the tenth consecutive quarter of growth for this portfolio which is a very significant accomplishment. This growth continues to primarily come from successful market share gains, as line utilization remains stable and at historical lows. This concentration on taking market share is focused on the entire client relationship and benefits us with not only loan growth, but also deposit growth and fee income growth opportunities.

Additionally, our consumer portfolios grew over 7% annualized driven by successful promotions and marketing efforts to capitalize on consumer preferences for home equity

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

products in the current low rate environment. In total, all of our loan portfolios experienced growth during the third quarter resulting in nine consecutive quarters of total loan growth.

Turning to deposits, linked quarter growth in lower cost transaction accounts and customer repurchase agreements continued in the third quarter. The average balances in these accounts grew nearly 6% annualized through new account acquisition combined with customers maintaining higher average balances.

Asset quality results for the quarter were very good, and now to discuss asset quality in greater detail, I’ll turn the call over to Gary for his comments.

Gary Guerrieri, Chief Credit Officer

Thank you Steve and good morning everyone. The third quarter demonstrated continued solid and consistent asset quality metrics in our Pennsylvania and Regency portfolios, while the activity we had in the Florida portfolio was focused on a few credits. Our portfolio once again exhibited the positive trends that we have been experiencing now for several quarters, with only a few metrics slightly elevated over the prior quarter due primarily to the impact of an $8 million Florida credit moving to non-accrual. Delinquency stood at 2.57% at the end of the third quarter, an 11 basis point increase over the prior quarter driven by this credit. Net charge-offs at 53 basis points annualized were up 11 basis points from the prior quarter, but were still at good levels as we continue to work through the Florida reappraisal process. Let’s now look at the components of each portfolio.

At $6.5 billion, the Pennsylvania portfolio represents 95% of FNB’s total outstanding loans and continues to perform exceptionally well. Quarterly net charge-offs at 25 basis points represent the lowest level in ten quarters, with year-to-date net charge-offs of only 29 basis points. Delinquency improved slightly to 1.78% and benefited from lower early stage delinquencies in the C&I portfolio. The level of non-performing loans plus OREO improved 15 basis points linked-quarter to stand at a very good level of 1.21% following an $8.4 million net reduction in restructured loans. During the quarter, in the normal course of our analysis of our restructured credits, we took action and returned to performing status $9.6 million of restructured residential mortgages that have consistently met their modified obligations for an

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

extended period of time, resulting in reduced levels of non-performing restructured loans. We continue to track the performance of these loans and assess them on a regular basis.

Moving next to Regency Finance, the $162 million loan book represents 2.4% of FNB’s total loan portfolio and demonstrated ongoing solid performance. Charge-offs at 3.42% annualized for the third quarter improved by 20 basis points on a linked-quarter basis, reflecting our best performance since 2007. Delinquency ticked up 17 basis points to stand at 3.79% as a result of slightly higher early stage delinquencies, though still remaining at very good levels.

Turning next to Florida, the land-related portfolio was down nearly $4 million from the prior quarter to stand at $70 million, consisting of $20 million in OREO and $50 million in loans, with the majority of the reduction in exposure during the quarter attributable to the write down of two properties for $3 million. As mentioned earlier, we moved an $8 million loan to non-accrual during the quarter, as it was approaching maturity and had fallen into delinquent status. At this point, we have an interested buyer in the property and are cautiously optimistic that it will be sold in the fourth quarter. Also during the quarter, we completed the sale of two non-land OREO properties that were being carried at $2.5 million, which yielded a collective gain of $780M.

As it relates to the reappraisal process in Florida, we have updated 40% of our land-related portfolio including OREO through the third quarter. We expect that current reserves and planned provision levels will provide adequate reserves to support the remaining fourth quarter appraisals.

In summary, our Pennsylvania and Regency portfolios are performing very well and we continue to be very pleased with their performance, a reflection of the strength of our team and the risk management and underwriting philosophies we’ve instilled throughout the organization. As the economy presents its challenges, we will continue to rely on these philosophies to support the ongoing performance of these portfolios. Our strategy in Florida remains unchanged, and we are pleased with the increased level of discussions we are having with potential investors regarding a number of properties, as we continue our focus on reducing this exposure.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

I’d now like to turn the call over to Vince Calabrese, our Chief Financial Officer.

Vince Calabrese, Chief Financial Officer

Thanks Gary and good morning everyone.

As Steve discussed, third quarter results of $0.19 per diluted share reflect strong performance from our key drivers, building on the first half of the year’s solid results. I will focus my remarks this morning on additional highlights of operating results and guidance for the fourth quarter of 2011.

First, regarding our expectations for the fourth quarter. With year-to-date results in line with our expectations, we are reaffirming our prior guidance for loans, deposits, fee income, expenses and asset quality and slightly revising guidance for margin. You will notice that while we have previously provided full year guidance figures, I will focus guidance on the last quarter of the year.

Turning to the balance sheet, average earning assets increased 4.5% annualized, with loan growth results reflecting the continuation of positive trends. Total average loans grew 7.6% annualized in the third quarter, and we are pleased to see all portfolios experiencing growth. Strong linked-quarter growth of 8.7% annualized in our Pennsylvania commercial portfolio was again the overall primary driver with positive results seen across our regions.

Total average consumer loan balances increased 7.4% annualized, lead by very solid growth of 10.1% annualized in home equity average balances. Demand for these products increased in the third quarter given the attractive low rate environment and the effectiveness of marketing and promotional initiatives. Average indirect auto lending balances experienced an increase of 6.3% annualized, continuing positive trends seen during the first half of 2011.

Looking at the other components of earning assets, average securities increased $38.6 million on a linked-quarter basis, primarily reflecting the full quarter impact of investing the capital raise proceeds received last quarter. Balances invested on an overnight basis decreased $67 million to fund the strong loan growth this quarter.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

We are very pleased with the successful growth trends in loans over the past ten quarters. Looking ahead to the fourth quarter, we look for loan growth to be in the mid-single digits on an annualized basis.

On the funding side, we remain focused on attracting transaction deposits and customer repos. Growth in these relationship-based accounts, which benefit funding costs and deepen client relationships, equaled 5.6% annualized on an average basis, with growth reflecting new account acquisition and higher average balances. Given this focus on gathering new transaction accounts, there was a planned reduction in time deposits.

For the fourth quarter, we look for a slight decline in total deposits and customer repos reflecting normal seasonal trends and efforts to manage the overall size of the balance sheet. We expect the year-end balance sheet to be consistent with the end of the third quarter and slightly below $10 billion.

To comment briefly on our funding sources, we remain primarily funded with customer relationship balances. Between deposits, commercial customer repos and consumer subordinated notes, total funding based on customer relationships remains consistent with the prior quarter at 96%. This provides us with significant flexibility to fund our balance sheet.

The margin was stable, expanding 1 basis point to 3.79% for the third quarter. As Steve mentioned, maintaining a stable margin is one of our key operating strategies and we have been successful maintaining the margin in the 3.77-3.81 range for the past six quarters. Our strategy has consistently been to manage to a relatively neutral interest rate risk position and we execute that strategy through very active ALCO and pricing committees combined with a focus in the field on growth in lower cost relationship-based deposits, disciplined pricing practices and generating quality loan growth. As we look ahead to the fourth quarter, we expect the margin to be stable at current levels based on our loan and deposit growth expectations.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

Non-interest income increased 5% annualized for the third quarter, with positive results seen in most of the fee categories. The quarter included seasonally higher service charge revenue and insurance commissions. Additionally, swap fee revenue, included in other non-interest income, remained historically strong given the level of commercial lending activity during the quarter. Improvements were also seen in gain on sale of residential mortgage loans due to the overall volume increase we experienced with the low rates spurring additional activity. Conversely, securities commissions and trust income declined given the unfavorable stock market conditions. For the fourth quarter, we reaffirm a targeted non-interest income run rate in the $29 million range.

Turning to expenses, total non-interest expense increased $848,000 or 4.9% annualized from the prior quarter, due to higher personnel costs and other expense items partially offset by lower OREO expense. Additionally, nearly half of the total net increase is a result of higher one-time merger-related costs and $270,000 in additional occupancy expense due to flood restoration costs. Aside from these two items, personnel costs increased due to several reasons, including seasonally higher part-time salaries expense and increased profitability and performance–based accruals for incentive compensation. OREO costs decreased due to lower Florida valuation adjustments, including realized gains and losses. The other expense line item increased primarily due to higher loan related expenses incurred in conjunction with a home equity promotional offering. Looking forward, we are reaffirming a targeted quarterly non-interest expense run rate in the $68 million range for the fourth quarter. This would translate into an efficiency ratio near 58%.

Switching over to credit quality, as Gary discussed, we remain pleased with the solid results for FNB. These results are trending within our expectations and we reaffirm our prior guidance for the fourth quarter. This includes our expectation for levels of non-performing loans and OREO to continue to gradually decline and for provision for loan losses to be around $9 million for the fourth quarter. This provision takes into consideration expected decreases in Florida land valuations from fourth quarter reappraisals.

Next, let’s take a look at the effective tax rate for the third quarter and expectations for the fourth quarter - the third quarter effective rate on a GAAP basis is lower than expected due to

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

net adjustments of $460,000, with the primary driver related to a recent IRS directive providing a safe harbor deduction for certain merger-related costs. This net benefit to third quarter results was partially offset by the after tax $360,000 impact of merger and flood-related costs I discussed earlier. For the fourth quarter tax rate, we expect a GAAP-basis effective rate to be in the 27%-28% range.

Lastly, looking ahead to our capital position at year end, we expect to continue to exceed “well-capitalized” thresholds and remain at levels consistent with the third quarter.

Steve that completes my remarks.

Steve Gurgovits, Chief Executive Officer

Thank you, Vince.

The third quarter was another positive quarter for FNB with revenue growth, loan and deposit growth, a stable net interest margin, good asset quality results and continued expense control. We are pleased that these fundamental key drivers delivered a strong 106 basis point return on average tangible assets.

We are cognizant of the industry-wide challenges presented, particularly with the expected prolonged low-rate environment and current elevated unemployment situation. With that said, we have substantial momentum built, our pipelines remain robust and we have an experienced team in position delivering solid results. Additionally, we continue to see positive benefits from the Marcellus Shale and Utica Shale in our footprint.

Before questions, I would like to take the opportunity to provide an update on the Parkvale acquisition and comment on a recent employer award received. First regarding Parkvale, with significant key events accomplished we continue to target a closing in early January of 2012. As you will recall, in May of this year we completed the capital raise that will be deployed for this acquisition and during the third quarter we filed Form S-4 and regulatory approval applications. The Parkvale shareholder meeting is scheduled for December 15 and we expect to provide updates as significant events occur.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

On a final note, First National bank was recently named one the top places to work in Pittsburgh by the Pittsburgh Post-Gazette. We are extremely honored to have received this distinction as positive employee morale is an integral part of FNB’s success. As another proof point, we have just recently received the results of an internal corporate culture survey. These results show that company-wide, FNB continues to build a strong, positive culture with excellent employee morale.

That concludes our remarks, and I would now like to turn the call over to the operator for questions.

Operator: Thank you. If you would like to ask a question, simply press the star key, followed by the digit one on your telephone keypad. Also, if you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, press star, one at this time if you would like to ask a question or make a comment. We’ll pause for a moment.

And we’ll first hear from Frank Schiraldi of Sandler O’Neill.

Frank Schiraldi: Good morning.

Steve Gurgovits: Morning, Frank.

Frank Schiraldi: Just a couple of quick questions. I wondered if you could just talk a little bit more about the customer repo account. Is that basically just a sweep account?

Vince Calabrese: Yes.

Frank Schiraldi: And what is the interest—what’s the average cost they pay on those?

Vince Calabrese: Probably around 50, 55 basis points.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

Frank Schiraldi: Okay. Okay, thanks. And then on the home equity side, just wondering if you can give us a little more color there. Is that mostly new customers, and what specifically is the promotion you’ve been running?

Vince Delie: Well, it’s primarily—it’s a combination of both new customers and existing customers, and the promotion basically just provides them with a lower rate for a shorter period of time, and then it kicks into a more market-based rate. But I would say the growth is related to the Bank just achieving its pro rata share of the market opportunity, where we probably haven’t focused on that area in the past. So, that’s primarily what’s driving the increase.

Steve Gurgovits: Yes, Frank, and just to add on to that, in some ways, we’re starting to get the home equity business that we probably deserve in terms of market share.

Frank Schiraldi: And I’m sorry if I missed it in the comments, but you’re expecting continued growth there, sort of these levels?

Vince Delie: We would expect to continue to achieve success there. We recently put a new sales management tool in place on the retail side of the Bank, and we believe that by putting this measurement system in place, we’re able to sustain the current run rates on our growth, so—and at least, that’s the plan. We obviously are subjected to what the market bears, but that is our plan.

Frank Schiraldi: Okay, great. Thanks, Vince. And then just a quick question for Gary. In terms of the loan sales in Florida, I think you mentioned a couple that went in the quarter and there was a gain involved. So if you take, basically all of the sales, the land sales in Florida and, I guess, and/or loan—just whole loan sales in Florida in the quarter, was it just those two and is that—was it a gain of 800,000?

Gary Guerrieri: It was just those two during the quarter, Frank, and the gain—the net position came in right at $780,000.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

Frank Schiraldi: Do you happen to recall where those were marked down, either where they sold or where they were marked down to prior versus par?

Gary Guerrieri: You know, Frank, I do not recall those individual two transactions.

Frank Schiraldi: Okay. All right, thank you.

Operator: Next we’ll hear from Damon Delmonte of KBW.

Damon Delmonte: Hi, good morning, everyone. How are you?

Steve Gurgovits: Morning, Damon.

Gary Guerrieri: Morning, Damon.

Damon Delmonte: I was wondering if you guys could—this is probably more directed towards Vince, but if you could talk a little bit about your margin expectation? I know you said you expect to be stable at current levels, but could you kind of walk us through some of the drivers on both sides of the equation as to how you can sustain that? And I think, generally speaking, we’ve seen a lot of banks so far in this earnings season just guiding down margins substantially, and you guys are one of the outliers on the positive side.

Vince Calabrese: Yes, I think there’s a few things. I mean, we—our overall posture for interest rate risk management is really to manage to neutral because, right now, we’re slightly asset-sensitive. When you go to our balance sheet, some of they key levers that we have was we saw the significant amount of time deposits that are maturing every quarter. I have $400 million of CDs we’re pricing this quarter and well into next year per quarter, where we’re picking up anywhere from 70 to 85 basis points on those CDs. So, that’s definitely a key driver that’s helping to kind of manage the overall margin. There’s still some room on the deposit pricing in some of our products, and then when we go to the asset side, we have $50 million of our investment portfolio that’s cash flowing every month, and we make a decision as to where we’re going to reinvest that.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

And on our loan portfolio, just as far as—kind of part of how do we manage to neutral, 50% of our loan portfolio is adjustable or variable rate, and half of that within a year. So those are kind of some of the key levers that we have at our disposal as we’re kind of managing the overall margin, and we really focus on growing that interest income by building the loan portfolio, so that’s really kind of the key drivers to the story there.

Steve Gurgovits: And, Damon, if I could just add on to that, what I’m very pleased about is the alignment that we have that starts with ALCO and then pricing, and that goes all the way to our sales and production people in the field. So, they’re not only trying to build the loan portfolio but, in the relationship process, we’re looking to attract low-cost transaction accounts. So, it’s really a combination of everything that Vince said plus the alignment in the field, and the proof point is it seems to be working.

Damon Delmonte: And what kind of cash flows are you generating from your securities portfolio each quarter?

Vince Calabrese: About $50 million a month.

Damon Delmonte: Okay, so 150 a quarter. And, I mean, what are you seeing as far as when they’re rolling off, what they’re yielding versus what your reinvestment rate would be?

Vince Delie: Well, you know, they’re coming off right now in the low 2’s and we’re investing in high 1’s to around 2%, depending on the different asset classes. On balance, we’re investing at about 2%, so there’s a little bit of—our overall yield on the investment portfolio is coming down about 5 basis points a quarter in the environment that we’re in right now, but it’s not all that far between the rate it’s coming off and the new rates that we’re putting on.

Damon Delmonte: Okay. All right, that’s helpful. And then I guess just lastly, probably for Steve, could you just kind of update us on your thoughts on M&A? I know you have the Parkvale deal closing early January, but as you look at the Pennsylvania landscape, do you see

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

opportunities arising in 2012? I know we’ve had a bit of a stall out here with M&A activity lately but just kind of want to get your thoughts on that.

Steve Gurgovits: Sure. Well, Damon, our number one priority is obviously Parkvale. We’ve been working on that since that was announced early summer, and we’re pleased with the progress we’ve made, and we have every expectation of being able to close this very early on in January and then do the data conversion in February. So there’s an awful lot of work and focus on that particular transaction.

That aside, as I’ve said in many calls previously, we do think Pennsylvania especially is very unconsolidated, and given what’s happening in the world and the environment with increased costs of regulation and compliance that’s likely to come—certainly will come, perhaps higher capital requirements and everything from fatigued boards, fatigued management to a lot of bankers I’ve talked to in the smaller banks especially are really concerned about whether their model even works anymore. We do expect to have opportunities, and frankly, we do continue to see opportunities but we’re very selective. It has to make sense to us strategically, and it has to make sense to us financially and benefit our shareholders.

So, we will continue to talk, we will continue to keep our ears to the ground. It’s hard to project, and I can’t project in 2012 whether anything will happen, but I can tell you we had CB&T last year and we’re fortunate enough to have Parkvale this year. If it makes sense for us, we’re certainly willing to sit down and talk about it.

Damon Delmonte: Okay, great. Thank you very much, guys.

Operator: Next we’ll hear from Mike Shafir of Sterne Agee.

Mike Shafir: Hey, good morning, guys.

Steve Gurgovits: Morning.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

Mike Shafir: I was just wondering, as we think about the margin kind of moving forward, inclusive of Parkvale, I know with the purchase accounting work, certainly their margin will tick up; but just doing the basic math, your margins should come in from current levels, especially in the first quarter. Is that fair?

Vince Calabrese: Yes. Yes, it is fair, and then over time, you know, our plan when we look at what we’ll do with Parkvale’s balance sheet kind of going forward, we would expect that to migrate to be the same margin as the overall Company, and that’ll take a little bit of time to get there, but the initial impact, yes.

Mike Shafir: Okay. And do you know, or kind of have a rough idea of how long those purchase accounting marks will kind of flow through the balance sheet—I mean, I’m sorry, will flow through the NIM post the deal?

Vince Calabrese: I think, Mike, as we sit here today, we’re in the midst of our—to model our 2012 planning, and we’ll go through a process here where we’ll finalize that in December. We’ll give total guidance for next year in January, as we typically do, so—including the details on how all the purchase accounting will roll out.

Mike Shafir: Okay. And then, just current yields on your C&I portfolio, the stuff that’s coming on, what kind of a yield are you seeing on that?

Vince Delie: On the new volume?

Mike Shafir: Yes, on the new product that’s coming on.

Vince Delie: Yes, I mean, it’s all over the board depending on the segment. I mean, obviously the larger transactions that we play in, I see the margin coming in a little bit. Over the course of the last year, we’ve probably seen about a quarter of a point reduction in spread. As you move throughout the market, the investment real estate arena, the pricing still seems to be holding. It’s come off a little bit from where it was. Small business, I think, is pretty much where we were last year. I haven’t seen it tick up in competition yet there, but I would

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

say, on the upper middle market to middle market, there is some margin compression, but we try to balance it by playing in a number of different arenas.

Steve Gurgovits: Mike, if I can add on to that, yes, we’re dealing largely with non-public companies, and especially the smaller end of that scale. Price, obviously, is one component that they think about, but what we’re—what I’m honestly seeing and I think what we’re all seeing is probably 10 or 15 years ago, there wasn’t a lot of distinction or differentiation between banks. And I know when you called on somebody and asked them to move that relationship, I mean, you had to really work at it. Today, what we’re experiencing is there is a distinction between banks. There could be a healthy bank versus one that’s having some problems and doesn’t want to expand their balance sheet because of capital issues, or larger sized banks that are more complex to deal with.

And I like our position in the marketplace because, at about 10 billion in assets, we’re certainly big enough to have sophisticated products and staff. We have good, broad coverage of the marketplace, and commercial lending is our core competency. I think it’s one of our specialties – we do it really well – and we’re starting to find companies recognizing that, and that’s part of the reason. It’s not the only reason, but that’s part of the reason that we’re putting on so many new relationships on our balance sheet. So price is one factor, but it’s not the only factor.

Vince Delie: And we try to balance out the pricing on the asset side with securing the deposits, so we’re not in the business of running our balance sheet for the sake of running our balance sheet. We have certain return hurdles that we hold our people accountable to achieving.

Mike Shafir: Yes, I guess what I’m just trying to get at is the current yield on interest earning assets is 463, and you guys are cash flowing $150 million a quarter in that securities portfolio and putting that stuff back out at kind of a short duration at 2%. So, I have to assume that the new home equity product that’s coming on and the C&I product is a lower rate than the 463 that you’re currently averaging on earning assets.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

Brian Lilly: That’s fair. Yes, that’s a fair assessment; and it’s been that way for a couple years.

Mike Shafir: Sure. So, I’m trying to figure out—I mean, you guys have done an excellent job of sustaining that NIM, but with the cost of funds at 99 basis points, I just—it seems like, at some point, you’re going to reach an inflection point where it’s going to be very difficult to continue to do that.

Vince Calabrese: Yes, and I think, Mike, my comment earlier on, for instance, the CD portfolio, that level of maturities that’s $400 million—$350 to $400 goes well into next year, and that continues to create opportunities. I think Vince’s point about the spreads on the loans, but we’re bringing in significant DDA balances as we’re bringing those new customers into F.N.B., that obviously has a nice impact on the margin. So, yes, at some point that stuff would run out, but as we look ahead into next year, there is still opportunities on the liabilities side.

Brian Lilly: But when we provide your guidance, it was for the fourth quarter.

Vince Calabrese: Yes.

Brian Lilly: We know we’ve got Parkvale. You’re right about some of those challenges, and every year, we step back and we manage that from here. And just as we looked at 2011, we had the same challenges that we were facing in 2011; and we looked at the re-pricing of our balance sheet and the activities we could do and the flows of our loans, and that really gave us much more of our focus on the transaction deposits as a way to mitigate some of that margin compression, and we’ll be looking at a number of those same strategies again for 2012.

Mike Shafir: All right, guys. Thank you very much. I appreciate all that detail.

Operator: Next we’ll hear from Andy Stapp with B. Riley & Company.

Andy Stapp: Good morning.

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

Steve Gurgovits: Morning, Andy.

Andy Stapp: What are your thoughts regarding the securities portfolio? Do you plan to simply reinvest the $50 million per month as its drawn off, or do you plan to build it or shrink it?

Vince Calabrese: I would say at this point, Andy, really just looking to reinvest the cash flows that would come off. You know, I’d comment that between now and the end of the year, as I commented on earlier, we’re looking to manage the overall size of the balance sheet. So, the securities portfolio at the end of the year may be a little bit smaller depending on the volume of new loan growth that comes in, and we’ll trade loans—investment securities for loans between now and the end of the year. So the securities portfolios, we’re typically just reinvesting. It may actually shrink some between now and the end of the year.

Andy Stapp: Okay. And can you provide some color as to what extent the Marcellus Shale play was a driver of results?

Steve Gurgovits: Well I think, Andy, it’s just—it’s brought some incremental business to us. It’s not, obviously, the only reason that we’re having the success we have; but where we’re seeing it, I would say in a couple areas. We do finance some equipment for drillers. These are not wildcatters. There are drillers who are drilling under contract to the likes of Chevron and Chesapeake Energy and so forth, so we feel very comfortable with that. But where we’re really seeing some pickup on the loan side would be with our vendors who—they’re either warehousing, pipe companies, trucking companies, fabricators, construction companies who are servicing the well drilling activities as suppliers in the supply chain. And then obviously on the consumer side, we have landowners receiving money for drilling rights and ultimately receiving royalties from the production over time that is expected to be pretty substantial.

And then generally overriding all that is just the general job creation that this creates, not only in the actual drilling activities but the spinoff of that in restaurants and hotels and other

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

services that these workers need. So, it’s generally just an uplift to our economy, and I think we’re very early in the ballgame, personally. I think there’s a lot more of this to come.

Andy Stapp: Okay. And how does your loan pipeline compare to three months ago?

Vince Delie: Yes, I’d say it’s relatively stable going into the last quarter of the year; so obviously we had a good quarter last quarter, so we moved some of those loans off the pipeline onto the books. But I would say that our pipeline is stable. We’re seeing a lot of good opportunities.

Andy Stapp: Okay.

Vince Calabrese: Andy, I’d add it’s been pretty stable the last three quarters, so we keep filling up. Even though we’re having strong originations, we’ve been filling it back up.

Vince Delie: And again, we have a very structured sales management process, so we manage that all the way down to the individual banker.

Andy Stapp: All right. Thanks. Nice quarter.

Steve Gurgovits: Thank you.

Operator: David Darst of Guggenheim Securities.

David Darst: Hey, good morning.

Steve Gurgovits: Morning, David.

David Darst: So, I’ve got two questions on Parkvale. One, do you think that you could actually bring over a smaller balance sheet in January, given accelerating prepayment speeds and maybe considering that some of their CDs that are higher cost could roll off as you remark those to your pricing?

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

Vince Calabrese: Yes, I think, David, that will be part of the strategies we’re looking out for next year, and there’s definitely some opportunities to deleverage their balance sheet. It’s definitely something we’re going to look hard at.

David Darst: Any dollar amount at this time that you could think about?

Vince Calabrese: I mean, it’s really going to be kind of wrapped up in what their whole company looks like, so I mean, we’ll be able to guide more to that in January when we get together with you. But there’s definitely some opportunity there to have a smaller balance sheet, and we will and know where it is; it’s just a matter of the magnitude.

David Darst: Okay. And then, just with rates lower, has anything changed in the way you’re thinking about accretion for the deal?

Vince Calabrese: No, I wouldn’t say so.

David Darst: Okay, so a 5, 6% rate’s still good?

Vince Calabrese: Yes. No, that’s what we’ll be managing to.

David Darst: Okay. Great, thank you.

Operator: And next we’ll hear from Bob Ramsey of FBR.

Tom Frick: Good morning, guys. This is Tom Frick for Bob. I just had one quick question. Last quarter, you guys commented on that you had 8 million of interchange revenues with exposure to the Durbin amendment. I was wondering if you could comment on any mitigation strategies that you might have in place today?

Steve Gurgovits: Well, I think the main focus, if you recall Vince Calabrese’s remarks, when we look forward to the fourth quarter, we’re expecting our balance sheet to be below

F.N.B. Corporation – Third Quarter 2011 Earnings Call Transcript, October 20, 2011

$10 billion at year-end, which means that, for 2012, that really won’t impact us significantly. And it certainly will at the end of 2012 because we’ll certainly, with Parkvale - no other reason - be over $10 billion and then would have six months after that to comply. So, we’re probably expecting compliance more like the middle of 2013.

Tom Frick: Okay, great. Thanks. That’s all I had.

Operator: And there are no further questions at this time.

Steve Gurgovits: Okay, if there are no further questions, I want to thank everybody for your participation and for joining us this morning, and for your continued interest in F.N.B. and hope you have a good day. Thank you for joining us.

Operator: That does conclude today’s conference. Thank you all for your participation.